UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                         DIGITAL LIFESTYLES GROUP, INC.
                 (formerly known as Northgate Innovations, Inc.)
                 -----------------------------------------------
                                (Name of Issuer)

                    Common Shares, Par Value $0.03 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   666428107
                                   ---------
                                 (CUSIP Number)

                                J. William Wilson
                          1001 S. Capital of Texas Hwy.
                              Building I, Suite 200
                               Austin, Texas 78746
                                 (512) 617-8282
                          ----------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 9, 2004
                               -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 7 Pages
                              Exhibit Index: Page 7

                                  SCHEDULE 13D

CUSIP No. 666428107                                            Page 2 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  RIZVI-DS, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  N/A

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  Delaware

         Number of            7          Sole Voting Power
           Shares                              1,318,144
        Beneficially          8          Shared Voting Power
          Owned By                             0
            Each              9          Sole Dispositive Power
         Reporting                             1,318,144
           Person             10         Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,318,144

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  3.5%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 666428107                                            Page 3 of 7 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SUHAIL RIZVI

2        Check the Appropriate Box if a Member of a Group (See Instructions)

                                                      a.  [  ]
                                                      b.  [x]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [  ]

6        Citizenship or Place of Organization

                  United States

         Number of            7          Sole Voting Power
           Shares                              2,243,433
        Beneficially          8          Shared Voting Power
          Owned By                             0
            Each              9          Sole Dispositive Power
         Reporting                             2,243,433
           Person             10         Shared Dispositive Power
            With                               0


11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,243,433

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [ ]

13       Percent of Class Represented By Amount in Row (11)

                  5.9%

14       Type of Reporting Person (See Instructions)

                  HC

                                                               Page 4 of 7 Pages

         This Amendment No. 1 to Schedule 13D ("Amendment No. 1") relates to common shares, par value $0.03 per share (the "Shares"), of Digital Lifestyles Group, Inc. (formerly Northgate Innovations, Inc.), a Delaware corporation (the "Issuer"). This Amendment No. 1 supplementally amends the initial statement on
Schedule 13D filed with the Securities and Exchange Commission on August 11, 2004 (the "Initial Statement") by the Reporting Persons (as defined herein). This Amendment No. 1 is being filed by the Reporting Persons to supplementally amend the disclosure in Items 2, 3, 5, 6 and 7 hereof. These items are being amended, in part, to reflect a decrease in the total issued and outstanding Shares beneficially owned by the Reporting Persons, which resulted when the Issuer issued approximately 14,450,859 additional Shares in connection with the private placement transaction described in Item 6 hereof. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 2.  Identity and Background.

         This Amendment No. 1 is being filed by each of the following persons (collectively, the "Reporting Persons"):

         (a) Rizvi-DS, LLC ("Rizvi-DS"); and

         (b) Suhail Rizvi ("Mr. Rizvi").

         Mr. Rizvi serves as the sole managing member of each of Rizvi-DS and R-2 Group Holdings, LLC ("R-2 Group"). In such capacity, Mr. Rizvi may be deemed the beneficial owner of Shares held for the accounts of each of Rizvi-DS and R-2 Group. Since August 11, 2004 (the date of the most recent filing on Schedule
13D), R-2 Group acquired certain of the Issuer's securities in a private placement transaction as set forth in Item 6 hereof.

Item 3.  Source and Amount of Funds or Other Consideration.

         R-2 Group expended $150,000.00 of its working capital to purchase the securities reported herein as having been acquired since August 11, 2004 (the date of the most recent filing on Schedule 13D), as set forth in Item 6 hereof.

Item 5.  Interest in Securities of the Issuer.

         According to information provided by the Issuer, the number of Shares outstanding is 37,647,233 as of September 15, 2004.

         (a) (i) Rizvi-DS may be deemed the beneficial owner of 1,318,144 Shares (approximately 3.5% of the total number of Shares outstanding).

              (ii) Mr. Rizvi may be deemed the beneficial owner of 2,243,433 Shares (approximately 5.9% of the total number of Shares outstanding assuming the exercise of all of the securities held for his account and the accounts of each of Rizvi-DS and R-2 Group). Of this amount, (A) 1,318,144 Shares are held for the account of Rizvi-DS; (B) 433,526 Shares are held for the account of R-2 Group; (C) 441,763 Shares are issuable upon the exercise of (x) a warrant to purchase 216,763 Shares and (y) a warrant to purchase 225,000 Shares, each held for the account of R-2 Group; and (D) 50,000 Shares are issuable upon the exercise of an option to purchase 50,000 Shares held for the account of Mr. Rizvi.

         (b) (i) Rizvi-DS may be deemed to have the sole power to direct the voting and disposition of the 1,318,144 Shares held for its account.

                                                               Page 5 of 7 Pages

              (ii) Mr. Rizvi may be deemed to have the sole power to direct the voting and disposition of the 2,243,433 Shares held for his personal account and the accounts of each of Rizvi-DS and R-2 Group.

         (c) Except as set forth in Item 6 hereof, there have been no transactions effected with respect to the Shares since August 11, 2004 (the date of the most recent filing on Schedule 13D) by any of the Reporting Persons.

         (d) The members of Rizvi-DS have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Rizvi-DS in accordance with their membership interests in Rizvi-DS.

         (e) Rizvi-DS ceased to be a beneficial owner of 5% of the Shares on September 9, 2004.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Issuer has completed a private placement of its equity securities pursuant to a Securities Purchase Agreement, dated September 9, 2004 (the "Purchase Agreement"), by and among the Issuer and the purchasers named on the signature pages thereto (the "Investors"), a copy of which is incorporated by reference to Exhibit B herein. Under the terms of the Purchase Agreement, the Issuer sold to the Investors an aggregate of 14,450,858 Shares and warrants to purchase an aggregate of 7,225,426 Shares. The Issuer sold to R-2 Group, one of the Investors, 433,526 Shares and warrants to purchase 216,763 Shares in exchange for an aggregate purchase price of $150,000.00.

Item 7.  Material to be Filed as Exhibits.

         The Exhibit Index is incorporated herein by reference.

                                                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 1 is true, complete and correct.



Date:     September 28, 2004             RIZVI-DS, LLC


                                         By:      /s/ Suhail Rizvi
                                                  ------------------------------
                                         Name:    Suhail Rizvi
                                         Title:   Managing Member



Date:     September 28, 2004             SUHAIL RIZVI


                                         /s/ Suhail Rizvi
                                         ---------------------------------------

                                                               Page 7 of 7 Pages

                                  EXHIBIT INDEX


B. Securities Purchase Agreement, dated September 9, 2004, by and among the Issuer and the purchasers named on the signature pages thereto, incorporated herein by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2004.